Exhibit (c)(11)
1 Key Considerations Regarding Significant Recapitalization The leveraged recapitalization analysis is predicated on a set of projections, prepared by the management team, which the Board of Directors does not believe are achievable Financial engineering does not address ShopKo's strategic challenges in a fiercely competitive retail environment In a sale transaction the risk associated with these challenges is shifted away from public shareholders The Special Committee has determined that a leveraged recapitalization of the company while maintaining public ownership poses numerous unacceptable risks Thorough sale process was conducted and attractiveness of potential alternatives was evaluated throughout the process Since early 2004, none of the private equity firms and real estate investors contacted expressed an interest in pursuing a transaction other than the agreed upon transaction There has been ample opportunity for superior offers to emerge both prior to and since the execution of the merger agreement in early April, 2005 No such proposals or offers have surfaced Merrill Lynch and the Special Committee continue to believe that a significant leveraged recapitalization, as described by Levco, is not feasible by ShopKo as a public company Privileged and Confidential Summary Observations

2 Key Considerations Regarding Significant Recapitalization The Board of Directors has had and continues to have significant reservations as to the company's ability to forecast and achieve its projections ShopKo has a history of missing its internal forecasts "Earnings contingency" was created due to continuing shortfalls in achieving projected results The Board of Directors' disappointment with current and past performance has led it to question the level of future capital investment As a result, the recent set of management projections was generated focusing on achieving a targeted ROE, rather than a more fundamental approach, which limits the credibility of such projections Over the last few years ShopKo substantially decreased CapEx for the purpose of reducing leverage in order to increase operating and financial flexibility Prior projections had included minimum future CapEx of $100mm annually to update infrastructure and to grow the business Furthermore, the company experienced declining sales in each of the prior four years despite continuing efforts to stimulate growth No current catalyst or clear strategy to reverse deteriorating sales Extremely challenging competitive environment against Wal-Mart and other strong retailers, with most other regional discount retailers forced into bankruptcy Improvements in projections coming only in later years also poses significant near-term risks Privileged and Confidential Reliance on Projections The financial analysis of a leveraged recapitalization of ShopKo is based on management projections. However, the achievability of these projections is highly uncertain and the Board of Directors does not believe they are realizable.

3 Key Considerations Regarding Significant Recapitalization Financial Risks: Significant risks and challenges to achieving projections, particularly with low projected CapEx Questionable sustainability of company infrastructure due to past under-investment (stores, systems, technology) Higher risk of bankruptcy with extreme leverage (Debt/EBITDA ~6.0x after recapitalization) Increasing projected leverage as EBITDA declines during forecast period (Debt/EBITDA of 6.9x in 2007) (1) Maintaining such a high debt burden through a business cycle leaves even smaller margin for error A risk-adjusted cost of equity significantly higher than 14% would be justified given substantial leverage Merrill Lynch used a 14% cost of equity in its previous recapitalization analysis for comparability purposes only, and discussed with the Special Committee on July 27, 2005 the merits of using a higher discount rate In instances of very high leverage, in which the value of equity is very small relative to the total enterprise value, the value of equity is much more sensitive to risk and growth assumptions Potentially significant cost of financial distress should be reflected Financial covenants would likely limit access to any free cash flow Seasonal cash needs of the business will also alter free cash flow profile Privileged and Confidential Risks Not Reflected in Financial Analysis by Mr. Brauer ____________________ (1) Statistics reflect Mr. Brauer's analysis in which debt is not repaid. Assuming free cash flow is used to reduce debt, 2007 Debt/EBITDA is ~6.3x.

4 Key Considerations Regarding Significant Recapitalization Other Risks: Timing and uncertainty of realizing potential shareholder value in excess of hypothetical dividend Financial market and execution risks in undertaking significant public recapitalization Merrill Lynch believes it would be very difficult, if even possible, to identify lender(s) to provide significant leverage to ShopKo for purposes of returning greater than 50% of the equity value to shareholders Short term nature of capital structure creates refinancing and liquidity risk Largest dividend recapitalization identified over last 5 years represented 45% of equity value (after sale of a division, rather than incremental leverage), with the average dividend recapitalization representing only 7.3% of equity value Levco and Mr. Brauer are referencing a recapitalization in excess of 90% of equity value Difficult to manage an extremely levered and constrained company under disclosure and governance requirements as a public company Ability to attract/retain management and Board members given significant risks, liabilities and operational constraints under extreme leverage Privileged and Confidential Risks Not Reflected in Financial Analysis by Mr. Brauer (cont'd) Merrill Lynch and the Special Committee continue to believe that a significant leveraged recapitalization, as described by Levco, is not feasible by ShopKo as a public company

5 Key Considerations Regarding Significant Recapitalization Merrill Lynch's illustrative analysis reflected an attempt to replicate the numbers (including the cash flow figures) presented by Levco, except for the 2009 CapEx figure, as described below The 2009 cash flow figure in Merrill Lynch's analysis reflects a CapEx estimate of $60mm, as opposed to $42mm, thereby reducing Levco's free cash flow by $18mm Consistent with Merrill Lynch presentation dated April 7, 2005 (p.13) Confirmed during due diligence with Company in March 2005 Consistent with prior analyses, Merrill Lynch calculated the equity value of the public "stub" based on a trailing multiple of EBITDA. This yields a firm value, from which net debt is subtracted to arrive at implied equity value. In combination with the proposed dividend this method yields a blended present value of equity for each year of the forecast period The analysis assumes reduction of debt with positive free cash flows, typical of most leveraged recapitalization strategies and covenant constraints The unlevered discounted cash flow analysis as referenced in the Merrill Lynch April 7, 2005 presentation was summarized, but fully reflects projections received from the company, including net CapEx, changes in Net Working Capital, etc. Privileged and Confidential Specific Criticisms Addressed

Privileged and Confidential

Expanded Illustrative Analysis

Expanded to Reflect Comments Raised by Mr. Brauer

Illustrative $23 per Share Dividend

	Projected Fiscal Year			
	2006	2007	2008	2009
EBITDA	$172	$167	$190	$193
Estimated Interest Expense	(74)	(71)	(67)	(63)
Income Tax	(3)	(2)	(14)	(20)
Change (Increase in NWC)	11	9	11	1
CapEx	(59)	(61)	(58)	(60)
Proceeds from Sale of PP&E	6	10	6	6
Free Cash Flow (Repay in Debt)	52	51	68	58
Net Debt	1,076	1,025	957	899
Enterprise Value @ 5.5x EBITDA	945	917	1,044	1,062
Implied PV of Equity Value	(105)	(69)	44	67
Per Share:				
Cash Dividend	$23.00	$23.00	$23.00	$23.00
PV of Equity Value per Share	NM	NM	$1.50	$2.25
Implied Blended PV per Share	$23.00	$23.00	$24.50	$25.25
Illustrative PF Credit Statistics:				
Debt/EBITDA (Incl. Cap. Lease)	6.4x	6.3x	5.2x	4.8x
EBITDA/Interest Expense	2.3x	2.3x	2.8x	3.1x

- *Assuming ShopKo can achieve management projections*, the present value of equity could reach $25.25 (~5% better) in several years, *yet with significant and substantial risks*

-10% EBITDA per Annum

	Projected Fiscal Year			
	2006	2007	2008	2009
EBITDA	$155	$150	$171	$174
Estimated Interest Expense	(75)	(72)	(69)	(66)
Income Tax	4	5	(6)	(11)
Change (Increase in NWC)	11	9	11	1
CapEx	(59)	(61)	(58)	(60)
Proceeds from Sale of PP&E	6	10	6	6
Free Cash Flow (Repay in Debt)	42	40	55	44
Net Debt	1,087	1,046	992	947
Enterprise Value @ 5.5x EBITDA	850	825	939	956
Implied PV of Equity Value	(189)	(142)	(27)	4
Per Share:				
Cash Dividend	$23.00	$23.00	$23.00	$23.00
PV of Equity Value per Share	NM	NM	NM	$0.12
Implied Blended PV per Share	$23.00	$23.00	$23.00	$23.12
Illustrative PF Credit Statistics:				
Debt/EBITDA (Incl. Cap. Lease)	7.2x	7.1x	6.0x	5.6x
EBITDA/Interest Expense	2.1x	2.1x	2.5x	2.6x

- With only a 10% annual decrease in management projected EBITDA, present value of equity is less than $24.00 per share

This analysis highlights the importance of the projected improvements in financial performance

Note: Assumes recapitalization occurs January 31, 2006. 2009 CapEx figure of $60mm consistent with presentation dated April 7, 2005. Total borrowings reflect amounts (including fees) in the proposed GH/JM structure, less option proceeds, capital lease rollover and contributed equity. $705 million available for payment of a dividend ($23 per share) reflects the borrowed amount, less fees and expenses and proceeds used to refinance existing debt. Present value of equity discounted to January 31, 2006 at discount rate of 25%. For illustrative purpose, interest expense is reduced to reflect repayment of debt. This is a conservative assumption given potential increases in floating rate component of interest expense during the forecast period.

CONFIDENTIAL

6

7 Key Considerations Regarding Significant Recapitalization Mr. Brauer's analysis discounts levered free cash flows at a cost of equity and yields an equity value per share in excess of $24.00 (including the proposed $23.00 dividend) However, when leverage is extremely high, the value of the relatively small equity component of firm value becomes extremely sensitive to growth and risk assumptions Because of the deduction of interest expense (and any required principal repayments), small forecasting errors will produce more dramatic swings in the free cash flows available to equity holders Additionally, the cost of equity should be adjusted to account for both the operational constraints imposed by the significant leverage, as well as the increased potential of financial distress The sensitivity of this methodology to underlying assumptions, most importantly the ability of the company to meet its projections, reiterates the importance of considering non-mathematical factors in evaluating the feasibility and appropriateness of a significant leveraged recapitalization As previously discussed, the achievability of management projections remains highly uncertain Privileged and Confidential Analysis Considerations